Exhibit 99.1

PRESS RELEASE Brussels, 16 September 2015 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Statement Regarding SABMiller plc

Anheuser-Busch InBev (AB InBev) (Euronext: ABI) (NYSE: BUD) notes the announcement made by SABMiller plc. AB InBev confirms that it has made an approach to SABMiller’s Board of Directors regarding a combination of the two companies. AB InBev’s intention is to work with SABMiller’s Board toward a recommended transaction.

There can be no certainty that this approach will result in an offer or agreement, or as to the terms of any such agreement.

A further statement will be made as appropriate.

In accordance with Rule 2.6(a) of the City Code on Takeovers and Mergers (the “Code”), AB InBev must, by not later than 5.00 p.m. on Wednesday 14 October, 2015, either announce a firm intention to make an offer for SABMiller in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer for SABMiller, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of SABMiller and the Takeover Panel in accordance with Rule 2.6(c) of the Code.

In accordance with Rule 2.10 of the Code, AB InBev confirms that, as at the date of this announcement, it has 1,608,242,156 ordinary shares without face value in issue and admitted to trading on Euronext Brussels (ISIN: BE0003793107). AB InBev has an American Depositary Receipts (“ADR”) programme for which The Bank of New York Mellon acts as depositary. Each ADR share represents one AB InBev ordinary share. The ADRs are traded on the New York Stock Exchange (ISIN: US03524A1088).

English, Dutch and French versions of this press release will be posted on www.ab-inbev.com.

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NOTES

Disclosure requirements of the Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Cautionary note

The statement of Anheuser-Busch InBev’s intention to work with SABMiller’s Board toward a recommended transaction in this release is a “forward-looking” statement. This forward-looking statement reflects the current views of the management of Anheuser-Busch InBev, is subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and is dependent on many factors, some of which are outside of management’s control.

There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that this approach will result in an offer or agreement, or as to the terms of any such agreement, and the risks relating to Anheuser-Busch InBev described under Item 3.D of its Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 24 March 2015.

The forward-looking statement is based on assumptions that may not prove to be accurate. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Steve Lipin, Brunswick Group US Tel: +1-212-333-3810 E-mail : slipin@brunswickgroup.com Richard Jacques, Brunswick Group UK Tel: +44-20-7404-5959 E-mail : rjacques@brunswickgroup.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.